May 16, 2011

VIA EDGAR AND FACSIMILE

Duc Dang

Attorney-Adviser

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Entertainment Properties Trust Registration Statement on Form S-4 Filed April 15, 2011 File No. 333-173531

Dear Mr. Dang:

On behalf of Entertainment Properties Trust, a real estate investment trust organized under the laws of the State of Maryland (the “Company”), and certain of the Company’s subsidiaries (the “Guarantors” and, together with the Company, the “Registrants”), we are responding to the comment letter, dated May 9, 2011 (the “Comment Letter”), of the Staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrants’ above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Registrants have filed, via EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects the responses to the comments of the Staff as set forth in the Comment Letter.

For your convenience, we have set forth below each of the Staff’s comments in bold typeface followed by the Registrants’ response thereto. All references to page numbers in the text of this letter refer to pages in the Amendment.

1.	We note your incorporation of filings made after the date of the prospectus and prior to the termination of the offering, but not those made after your initial filing and prior to effectiveness. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm and revise to incorporate all future filings made after the filing of your initial registration statement.

Duc Dang

Division of Corporate Finance

Securities and Exchange Commission

May 16, 2011

Response:

The Registrants have amended the Registration Statement at page 1 in response to the Staff’s comment.

2.	We note that you are registering the exchange of all of the company’s 7.750% Senior Notes due 2020, for an equal principal amount of 7.750% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

In response to the Staff’s comments, the Registrants have submitted to the Staff a supplemental letter stating that they are registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No-Action Letter”), and such letter includes the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

3.	Prior to effectiveness, please file a form of your letter of transmittal and statement of eligibility of the trustee or advise.

Response:

In response to the Staff’s comments, the Registrants have amended the Registration Statement to include the statement of eligibility of the trustee on Form T-1 and a form of the letter of transmittal as Exhibits 25.1 and 99.1, respectively.

4.	Please provide the undertaking required by Item 512(b) of Regulation S-K.

Response:

The Registrants have amended the Registration Statement at page II-6 in response to the Staff’s comment.

*        *        *

Duc Dang

Division of Corporate Finance

Securities and Exchange Commission

May 16, 2011

Please do not hesitate to call the undersigned at (816) 691-3186 should you have any questions.

Regards,

STINSON MORRISON HECKER LLP

/s/ Craig L. Evans

Craig L. Evans

cc:	Gregory K. Silvers,

Executive Vice President, Chief Operating Officer, General Counsel and

Secretary, Entertainment Properties Trust